Exhibit 99.33

First Phosphate Provides Commercial Results for LFP Battery Cells Produced Using North American Critical Minerals

Saguenay, Quebec--(Newsfile Corp. - September 3, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) ("First Phosphate" or the "Company") announced on July 7, 2025 that it had successfully produced commercial-grade lithium iron phosphate ("LFP") 18650 format battery cells ("PHOS - LFP 18650 Battery Cells") using North American-sourced critical minerals, advancing its mission to localize the LFP battery supply chain in North America.

Today, First Phosphate is pleased to announce the results of the commercial cell testing of its PHOS - LFP 18650 Battery Cells that have demonstrated the following performance:

●	Battery cell capacities measured during cell testing successfully met the original manufacturing specifications (See Cell Capacity Testing Results graph below).

●	Retention of battery cell capacities remained consistent at increasing discharge rates. This is significant given that the cells produced were from a small development run made with new critical materials and without prior history.

●	Battery cells tested exhibited consistent and stable performance with minimal cell-to-cell variability.

●	Battery cell cycle life experienced favorable retention of at least 80% initial capacity projected after 2000 discharge cycles.

●	In conclusion, the PHOS - LFP 18650 Battery Cells tested are well suited for high-performance applications requiring both energy density and power capability. Battery cells showed good relative voltage stability on full discharge even up to 5C rate of current.

"The production of these commercial grade PHOS - LFP 18650 Battery Cells shows that North America does have the ability to support an end-to-end LFP battery supply chain using our own critical mineral inputs," says First Phosphate CEO, John Passalacqua.

FP LFP18650 C/5 Cycle Averages Discharge Curve
Voltage (V)
Capacity (Ah)
x3334
x3338
x3322
x3366
3.5
3.4
3.3
3.2
3.1
3.0
2.9
2.8
2.7
2.6
2.5
2.4
2.3
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0
1.1
1.2
1.3
1.4
1.5
1.6
1.7

PHOS - LFP 18650 - Cell Capacity Testing Results

To view an enhanced version of this graphic, please visit:
https://images.newsfilecorp.com/files/8917/264764_7ac2ab3654d689bc_001full.jpg

The PHOS - LFP 18650 Battery Cells were tested for capacity by discharging them at a typical C/5 rate of current. The graph above for four of the tested cells shows a consistent capacity of just over 1.6Ah which is in line with other similar commercially produced LFP 18650 format battery cells on the market.

The LFP cathode and anode materials for the PHOS - LFP 18650 Battery Cells were produced using North American critical minerals from the following supply sources:

●	Phosphate: High-purity phosphoric acid produced from igneous phosphate concentrate extracted from the First Phosphate Bégin-Lamarche property in the Saguenay-Lac-Saint-Jean region of Quebec, Canada and processed in the pilot installations of Prayon Technologies of Belgium, Europe.

●	Iron: Iron powder produced using magnetite concentrate from the First Phosphate Bégin-Lamarche property in Quebec, Canada and processed by GKN Hoeganaes of Tennessee, USA.

●	Lithium: Lithium carbonate produced by Century Lithium Corp. (TSXV: LCE) from its operations in Nevada, USA.

●	Graphite: Natural graphite-based active anode material produced by Nouveau Monde Graphite (NYSE: NMG) (TSX: NMG) from its operations in Quebec, Canada.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/8917/264764_first%20phosphate%20lfp%20battery%20ecosyste

The production process for the PHOS - LFP 18650 Battery Cells from North American critical minerals is viewable at:

http://www.firstphosphate.com/NorthAmericanBatteryCells

PHOS - LFP 18650 Battery Cells were unveiled by First Phosphate CEO, John Passalacqua, at the Oreba3 International Conference on Olivines for Rechargeable Batteries (Montreal, July 6-8, 2025, in memory of John B. Goodenough, 2019 Nobel Laureate in Chemistry). Video of Mr. Passalacqua's presentation at the conference can be found at: http://www.firstphosphate.com/OREBA3

The PHOS - LFP 18650 Battery Cells were assembled and tested for First Phosphate by Ultion Technologies Inc. (Las Vegas, Nevada), a private battery technology company specializing in LFP battery materials and cells with development and pack assembly operations for North American applications.

LFP 18650 battery cells are versatile lithium-ion batteries that are widely used in industries such as robotics, automation, military and defense, data centers, telecommunications, medical devices, consumer electronics and electric mobility.

LFP 18650 battery cells can be found in autonomous electronic devices such as robots, drones and UAVs, power chargers, laptops, power tools, electric bicycles and scooters, solar storage devices, home energy and power backup units, flashlights, digital cameras, night vision goggles, medical diagnostic equipment, data centers, AI infrastructure and telecommunications towers.

In other news, The Company has granted 24,000 restricted share units of the Company (“RSUs”) to a consultant to the Company. The RSUs vest on February 28, 2026 and are subject to a four month hold period. The RSUs will be granted in accordance with and subject to the terms of the Company’s Omnibus Equity Incentive Plan.

About First Phosphate Corp

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company dedicated to producing high-purity phosphate for the LFP battery industry. The Company's vertically integrated approach connects sustainable phosphate mining in Quebec with North American battery supply chains, targeting the energy storage, data center, robotics, mobility, and defense sectors. First Phosphate's flagship Bégin-Lamarche property in Saguenay-Lac-Saint-Jean is a rare North American igneous phosphate resource, yielding high-purity phosphate with minimal impurities.

Media & Investor Contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations:

investor@firstphosphate.com Media

Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information & Cautionary Statement

This news release contains certain statements and information that may be considered "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company's planned exploration and production activities; the properties and composition of any extracted phosphate; the Company's plans to connect sustainable phosphate mining in Quebec with North American battery supply chains and to localize the LFP battery supply chain, and the characteristics and applications of the batteries when produced at commercial scale.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company's public disclosure record including the short form base prospectus dated June 5, 2024, as well as: there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company's expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company's relationship with First Nations and other Indigenous parties remaining consistent with the Company's expectations; the Company's relationship with other third party partners and suppliers remaining consistent with the Company's expectations; and government relations and actions being consistent with Company expectations

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company's other documents filed with the Canadian and United States securities authorities, including without limitation the "Risk Factors" section of the Company's Management Discussion and Analysis dated June 27, 2025 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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